SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.
          -----------------------------------------------------------


                                  FORM U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-2 FROM THE PROVISIONS OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935

                     TO BE FILED ANNUALLY PRIOR TO MARCH 1

                           ALEXANDER & BALDWIN, INC.
                               (Name of Company)
                                 P. O. Box 3440
                            Honolulu, Hawaii  96801

(hereinafter called the "Claimant") and its wholly-owned subsidiary, A&B-Hawaii, Inc., P. O. Box 3440, Honolulu, Hawaii 96801 (hereinafter called "Co-claimant"), hereby file with the Securities and Exchange Commission, pursuant to Rule U-2, this joint and consolidated statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This statement is filed jointly by Claimant and Co-claimant pursuant to oral authorization to file on a joint and consolidated basis received from the Commission on February 21, 1990. In support of such claim for exemption, the following information is submitted:

          1. The name, jurisdiction of organization, location and nature of business of Claimant and Co-claimant, and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant or Co-claimant directly or indirectly holds an interest, as at January 31, 1998 (indirect subsidiaries are indicated by indentation).

                          Jurisdiction
          Name           of Organization  Location     Nature of Business
          ----           --------------   --------     ------------------

Alexander & Baldwin,
Inc.                     Hawaii           Honolulu,    Ocean carriage of goods,
                                          Hawaii       real property management
                                                       and development,
                                                       investments
  Subsidiaries:

  A&B Inc.               Hawaii           Honolulu,    Inactive
                                          Hawaii

  A&B-Hawaii, Inc.       Hawaii           Honolulu,    Agriculture/food (inclu-
                                          Hawaii       ding sugar cane and
                                                       coffee plantations),
                                                       real property management
                                                       and development, general
                                                       freight and petroleum
                                                       hauling and self-storage
                                                       services

     A&B Development     California       Honolulu,    Ownership, management
     Company                              Hawaii       and development of real
     (California)                                      property in California

     A&B Properties,     Hawaii           Kahului,     Ownership, management,
     Inc.                                 Hawaii       development and selling
                                                       of real property

       Prospect          Hawaii           Honolulu,    Development and selling
       Venture LLC                        Hawaii       of real property

     California and      Hawaii           Crockett,    Refining raw sugar and
     Hawaiian Sugar                       California   marketing of refined
     Company, Inc.                                     sugar products and
                                                       molasses

       MLM Corporation   California       Crockett,    Marketing of refined
                                          California   sugar products

     East Maui Irri-     Hawaii           Puunene,     Collection and distribu-
     gation Company,                      Hawaii       tion of irrigation water
     Limited                                           on island of Maui

     Kahului Trucking &  Hawaii           Kahului,     Motor carriage of goods,
     Storage, Inc.                        Hawaii       self-storage services
                                                       and stevedoring on
                                                       island of Maui

     Kauai Commercial    Hawaii           Lihue,       Motor carriage of goods
     Company,                             Hawaii       and self-storage
     Incorporated                                      services on island of
                                                       Kauai

     Kukui'ula           Hawaii           Koloa,       Ownership, management
     Development                          Hawaii       and development of real
     Company, Inc.                                     property on island of
                                                       Kauai

     McBryde Sugar       Hawaii           Eleele,      Coffee plantation
     Company, Limited                     Hawaii

       Kauai Coffee      Hawaii           Eleele,      Grow, process and sell
       Company, Inc.                      Hawaii       coffee

     Ohanui Corporation  Hawaii           Puunene,     Collection and distri-
                                          Hawaii       bution of domestic water
                                                       on island of Maui

     South Shore         Hawaii           Koloa,       Development and opera-
     Community                            Hawaii       tion of sewer trans-
     Services, Inc.                                    mission and treatment
                                                       system on island of
                                                       Kauai

     South Shore         Hawaii           Koloa,       Development and opera-
     Resources, Inc.                      Hawaii       tion of water source
                                                       and delivery system on
                                                       island of Kauai

     WDCI, INC.          Hawaii           Honolulu,    Ownership, manage-
                                          Hawaii       ment and development of
                                                       property

     Hawaiian Sugar &    Hawaii           Crockett,    Ocean carriage of sugar
     Transportation                       California   from Hawaii
     Cooperative

  Matson Navigation      Hawaii           San          Ocean carriage of goods
  Company, Inc.                           Francisco,   between West Coast of
                                          California   United States and
                                                       Hawaii, Western Pacific
                                                       and Asian ports

     Matson Intermodal   Hawaii           San          Broker, shipper's agent
     System, Inc.                         Francisco,   and freight forwarder
                                          California   for overland cargo
                                                       services of ocean
                                                       carriers

     Matson Leasing     Hawaii            San          Formerly container
     Company, Inc.                        Francisco,   leasing; in process of
                                          California   winding up

     Matson Services    Hawaii            San          Tugboat services
     Company, Inc.                        Francisco,
                                          California

     Matson Terminals,  Hawaii            San          Stevedoring and terminal
     Inc.                                 Francisco,   services
                                          California

     Matson Logistics   California        San          Agent to provide deli-
     Solutions, Inc.                      Francisco,   very of equipment, goods
                                          California   and supplies for busi-
                                                       nesses and projects

     The Matson         California        San          Inactive
     Company                              Francisco,
                                          California

     The Oceanic        California        San          Inactive
     Steamship                            Francisco,
     Company                              California

          2. A brief description of the properties of Claimant and Co-claimant, and each of their subsidiary public utility companies, used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas:

Claimant:                None

Co-Claimant:             4 steam-driven generators with rated capacities of 1
                         of 12,000 KW, 2 of 10,000 KW, and 1 of 20,000 KW; 5
                         hydroelectric plants with rated capacities of 1 of 1,000 KW, 3 of 1,500 KW and 1 of 500 KW; about 80 miles of transmission lines; all located on the island of Maui, State of Hawaii

McBryde Sugar Company,   2 hydroelectric plants with rated capacities of 1
Limited ("McBryde")      of 1,000 KW and 1 of 3,600 KW; about 70 miles of
(Note 1)                 transmission lines; all located on the island of
                         Kauai, State of Hawaii

          3. Information for the calendar year 1997 with respect to Claimant and Co-claimant, and each of their subsidiary public utility companies:

            (a)(1) Number of kwh of electric energy sold (all sales were at wholesale):
                    Claimant            None
                    Co-claimant         85,680,000 kwh
                    McBryde             23,712,000 kwh

____________

Note 1. McBryde Sugar Company, Limited has filed with the Securities and Exchange Commission an application for an order declaring that it is not an electric utility company.


               (2) Number of Mcf of natural or manufactured gas distributed at retail:
                    None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, distributes any natural or manufactured gas at retail.

            (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                    None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, distributes any electric energy or natural or manufactured gas at retail outside the State in which each such company is organized.

            (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

                    None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, sells electric energy or natural or manufactured gas at wholesale (or otherwise) outside the State in which each such company is organized, or at the State line.

            (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line:

                    None. Neither Claimant nor Co-claimant, nor any of their subsidiary public utility companies, purchases any electric energy or natural or manufactured gas outside the State in which each such company is organized, or at the State line.

          4. The following information for the reporting period with respect to Claimant and Co-claimant and each interest they hold directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

            (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    Not applicable. Neither Claimant nor Co-claimant holds any interest, directly or indirectly, in an EWG or a foreign utility company.

            (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    No applicable (see 4(a) above).

            (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    Not applicable (see 4(a) above).

            (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    Not applicable (see 4(a) above).

            (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    Not applicable (see 4(a) above).

                                   EXHIBIT A
                                   ---------

           Consolidating statements of income and retained earnings of Claimant and Co-claimant, and their subsidiary companies, for the last calendar year, together with a consolidating balance sheet of Claimant and Co-claimant, and their subsidiary companies, as of the close of such calendar year, are attached hereto.

                                   EXHIBIT B
                                   ---------

                            FINANCIAL DATA SCHEDULE
                            -----------------------

        The registrant is required to submit this report and any amendments thereto electronically via EDGAR. Attached hereto is a Financial Data Schedule that sets forth the financial and other data specified below that are appli-cable to the registrant on a consolidated basis:

                ITEM NO.     CAPTION HEADING

                   1         Total Assets
                   2         Total Operating Revenues
                   3         Net Income


                                   EXHIBIT C
                                   ---------

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

        Not applicable. Neither Claimant nor Co-claimant holds any interest, directly or indirectly, in an EWG or a foreign utility company.

        The above-named Claimant and Co-claimant have caused this joint and consolidated statement to be duly executed on their behalf by their authorized officers this 26th day of February, 1998.


ALEXANDER & BALDWIN, INC.            A&B-HAWAII, INC.
(Name of Claimant)                   (Name of Co-Claimant)


By: /s/Glenn R. Rogers               By: /s/Glenn R. Rogers
    ----------------------------         ----------------------------
    Glenn R. Rogers                      Glenn R. Rogers
    Executive Vice President             Senior Vice President






(Corporate Seal)                     (Corporate Seal)

Attest:                              Attest:



/s/Michael J. Marks                  /s/Michael J. Marks
----------------------------         ----------------------------
        Secretary                         Assistant Secretary


        Name, title and address of Officer to whom notices and correspondence concerning this statement should be addressed:

If to Claimant
Alexander & Baldwin Inc.:        Michael J. Marks
                                 Vice President, General Counsel and Secretary
                                 Alexander & Baldwin, Inc.
                                 P. O. Box 3440
                                 Honolulu, Hawaii  96801

If to Co-claimant
A&B-Hawaii, Inc.:                Michael J. Marks
                                 Senior Vice President and General Counsel
                                 A&B-Hawaii, Inc.
                                 P. O. Box 3440
                                 Honolulu, Hawaii  96801


February 26, 1998


EXHIBIT A


ALEXANDER & BALDWIN, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1997
($000 OMITTED)

                                            ABIC     ABI/MATSON    ABHIC      OTHER      ABHI     MCB
OPERATING REVENUE:
Net sales                                   497,973      8,430    489,543    404,770     76,471     8,302
Transportation and terminal services        566,705    560,659      6,046      6,046        -         -
Rentals and other services                  159,153    127,014     32,139     32,139        -         -
Power generation                              9,513        -        9,513        -        8,144     1,369
                                          ---------    -------    -------    -------    -------    ------
     Total operating revenue              1,233,344    696,103    537,241    442,955     84,615     9,671
                                          ---------    -------    -------    -------    -------    ------

OPERATING COSTS AND EXPENSES:
Cost of goods sold                          416,861      6,792    410,069    319,661     80,717     9,691
Cost of services                            585,739    547,571     38,168     38,168        -         -
Power generation                              9,118        -        9,118        -        8,612       506
                                          ---------    -------    -------    -------    -------    ------
     Total operating costs and expenses   1,011,718    554,363    457,355    357,829     89,329    10,197
                                          ---------    -------    -------    -------    -------    ------

GROSS MARGIN                                221,626    141,740     79,886     85,126     (4,714)     (526)
GENERAL, ADMIN & SELLING EXPENSES            99,839     70,190     29,649     24,959      4,690       -
                                          ---------    -------    -------    -------    -------    ------
INCOME FROM OPERATIONS                      121,787     71,550     50,237     60,167     (9,404)     (526)
OTHER INCOME                                 42,101     37,553      4,548     (1,232)     3,482     2,298
OTHER EXPENSE                                36,676     16,346     20,330      6,022     13,354       954
                                          ---------    -------    -------    -------    -------    ------
INCOME BEFORE INCOME TAXES                  127,212     92,757     34,455     52,913    (19,276)      818
PROVISION FOR INCOME TAXES                   45,825     33,832     11,993     18,774     (6,286)     (495)
                                          ---------    -------    -------    -------    -------    ------
NET INCOME                                   81,387     58,925     22,462     34,139    (12,990)    1,313
                                          =========    =======    =======    =======    =======    ======


ALEXANDER & BALDWIN, INC.
CONSOLIDATING BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 1997
($000 OMITTED)

                                            ABIC     ABI/MATSON  ABHIC     OTHER     ABHI      MCB
CURRENT ASSETS:
Cash                                         21,623     20,607    1,016       428       588
Accounts and notes receivable               176,165    138,776   37,389    19,832    15,247    2,310
Inventories                                  81,772      7,846   73,926    60,705     9,616    3,605
Prepaid expenses and other current assets     9,381        804    8,577     6,790       393    1,394
                                          ---------  ---------  -------   -------   -------   ------
     Total current assets                   288,941    168,033  120,908    87,755    25,844    7,309

INVESTMENTS:
Subsidiaries                                    -          -        -    (265,504)  265,504      -
Divisions                                       -          -        -     (31,683)   31,683      -
Other                                       102,813    101,624    1,189       709       473        7
                                          ---------  ---------  -------   -------   -------   ------
     Total investments                      102,813    101,624    1,189  (296,478)  297,660        7

REAL ESTATE DEVELOPMENTS                     68,056        -     68,056    68,056       -        -

PROPERTY:
Land                                         66,161     17,150   49,011    41,068     5,677    2,266
Buildings                                   215,656     66,465  149,191   143,960     3,596    1,635
Vessels                                     815,805    815,805      -         -         -        -
Machinery and equipment                     660,157    405,019  255,138   128,788   111,358   14,992
Power generation                             58,261        -     58,261       -      55,916    2,345
Other                                       158,983     60,595   98,388    29,913    58,755    9,720
                                          ---------  ---------  -------   -------   -------   ------
     Total property                       1,975,023  1,365,034  609,989   343,729   235,302   30,958

Less accumulated depreciation               938,508    683,629  254,879    84,857   157,843   12,179
                                          ---------  ---------  -------   -------   -------   ------
     Property - net                       1,036,515    681,405  355,110   258,872    77,459   18,779

OTHER ASSETS                                208,473    145,677   62,796    72,038     3,843  (13,085)
                                          ---------  ---------  -------   -------   -------   ------
     TOTAL ASSETS                         1,704,798  1,096,739  608,059   190,243   404,806   13,010
                                          =========  =========  =======   =======   =======   ======
CURRENT LIABILITIES:
Current portion of long-term debt            51,485     24,826   26,659    19,583     7,076      -
Accounts payable                             46,835     38,434    8,401     6,023     2,228      150
Other current liabilities                    75,815     46,532   29,283    17,562    10,549    1,172
                                          ---------  ---------  -------   -------   -------   ------
     Total current liabilities              174,135    109,792   64,343    43,168    19,853    1,322

LONG-TERM LIABILITIES:
Long-term debt                              292,885    132,646  160,239    28,500   131,739      -
Other long-term liabilities                 518,190    358,075  160,115   103,694    44,444   11,977
                                          ---------  ---------  -------   -------   -------   ------
     Total long-term liabilities            811,075    490,721  320,354   132,194   176,183   11,977

SHAREHOLDERS' EQUITY:
Capital stock                                36,769     36,768        1    (2,350)        1    2,350
Additional capital                           49,437    (78,108) 127,545   (13,316)  127,545   13,316
Unrealized holding gains                     55,144     55,144      -         -         -        -
Retained earnings                           591,135    495,319   95,816    30,464    81,224  (15,872)
Treasury stock                              (12,897)   (12,897)     -          83       -        (83)
                                          ---------  ---------  -------   -------   -------   ------
     Total shareholders' equity             719,588    496,226  223,362    14,881   208,770     (289)
                                          ---------  ---------  -------   -------   -------   ------

     TOTAL LIABILITIES AND EQUITY         1,704,798  1,096,739  608,059   190,243   404,806   13,010
                                          =========  =========  =======   =======   =======   ======



ALEXANDER & BALDWIN, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1997
($000 OMITTED)

                                             ABIC    ABI/MATSON  ABHIC     OTHER     ABHI     MCB

Balance at December 31, 1996                568,969    495,615   73,354    29,757   60,782  (17,185)

Net income                                   81,387     58,925   22,462    34,139  (12,990)   1,313

Dividends to shareholders                   (39,789)   (39,789)     -         -        -        -

Capital stock purchased and retired         (16,117)   (16,117)     -         -        -        -

Stock acquired in payment of options         (3,315)    (3,315)     -         -        -        -

Intercompany dividends                          -          -        -         -        -        -

Net income of subsidiaries                      -          -        -     (33,432)  33,432      -
                                            -------    -------   ------   -------   ------  -------
Balance at December 31, 1997                591,135    495,319   95,816    30,464   81,224  (15,872)
                                            =======    =======   ======   =======   ======  =======


LEGEND OF COMPANY REFERENCES IN CONSOLIDATING FINANCIAL SCHEDULES


ABIC      Alexander & Baldwin, Inc. Consolidated
Elim      Eliminations
ABI       Alexander & Baldwin, Inc.
MNC       Matson Navigation Company, Inc.
ABHI      A&B-Hawaii, Inc.

NOTES TO FINANCIAL STATEMENTS

ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all subsidiaries, after elimination of significant intercompany amounts.

COMPREHENSIVE INCOME: The Statements of Income include a new measure called Comprehensive Income. This is intended to report a measure of all changes in Shareholders' Equity that result from either recognized transactions or other economic events, excluding capital stock transactions, which impact Shareholders' Equity. For the Company, the only difference between Net Income and Comprehensive Income is the unrealized holding gains on securities available for sale. Comprehensive Income is not used in the calculation of Earnings Per Share.

BASIC AND DILUTED EARNINGS PER SHARE OF COMMON STOCK: Basic Earnings per Share is determined by dividing Net Income by the weighted-average common shares outstanding during the year. The impact on earnings per share of the Company's stock options is immaterial, consequently, Diluted Earnings per Share is the same amount as Basic Earnings per Share.

OCEAN TRANSPORTATION: Voyage revenue and variable costs and expenses are included in income at the time each voyage leg commences. This method of accounting does not differ materially from other acceptable accounting methods.

Vessel depreciation, charter hire, terminal operating overhead, and general and administrative expenses are charged to expense as incurred. Expected costs of regularly-scheduled dry docking of vessels and planned major vessel repairs performed during dry docking are accrued.

PROPERTY DEVELOPMENT AND MANAGEMENT: Sales are recorded when the risks and benefits of ownership have passed to the buyers (generally at closing dates), adequate down payments have been received and collection of remaining balances is reasonably assured.

Expenditures for real estate developments are capitalized during construction and are classified as Real Estate Developments on the balance sheet. When construction is complete, the costs are reclassified either as Property or as Real Estate Held For Sale, based upon the Company's intent to sell the completed asset or to hold it as an investment. Cash flows related to real estate developments are classified as operating or investing activities, based upon the Company's intention either to sell the property or to retain ownership of the property as an investment following completion of construction.

FOOD PRODUCTS: Revenue is recorded when refined sugar products and coffee are sold to third parties.

Costs of growing sugar cane are charged to the cost of production in the year incurred and to cost of sales as refined products are sold. The cost of raw cane sugar purchased from third parties is recorded as inventory at the purchase price.

Costs of developing coffee are capitalized during the development period and depreciated over the estimated productive lives of the orchards. Costs of growing coffee are charged to inventory in the year incurred and to cost of sales as coffee is sold.

CASH AND CASH EQUIVALENTS: The Company considers highly liquid investments purchased with original maturities of three months or less, which have no significant risk of change in value, to be cash equivalents.

INVENTORIES: Sugar inventory, consisting of raw and refined sugar products, and coffee inventory, are stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market.

PROPERTY: Property is stated at cost. Major renewals and betterments are capitalized. Replacements, maintenance and repairs which do not improve or extend asset lives are charged to expense as incurred. Assets held under capital leases are included with property owned. Gains or losses from property disposals are included in income.

CAPITALIZED INTEREST: Interest costs incurred in connection with significant expenditures for real estate developments or the construction of assets are capitalized.

DEPRECIATION: Depreciation is computed using the straight-line method. Depreciation expense includes amortization of assets under capital leases.

Estimated useful lives of property are as follows:

Buildings                                           10 to 50 years
Vessels                                             10 to 40 years
Marine containers                                         15 years
Machinery and equipment                              3 to 35 years
Utility systems and other depreciable property       5 to 60 years

OTHER NON-CURRENT ASSETS: Other non-current assets consist principally of sugar supply contracts and intangible assets. These assets are being amortized using the straight-line method over periods not exceeding 30 years.

PENSION PLANS: Certain ocean transportation subsidiaries are members of the Pacific Maritime Association (PMA), the Maritime Service Committee or the Hawaii Stevedore Committee, which negotiate multi-employer pension plans covering certain seagoing and shoreside bargaining unit personnel. The subsidiaries negotiate multi-employer pension plans covering other bargaining-unit personnel. Pension costs are accrued in accordance with contribution rates established by the PMA, the parties to a plan or the trustees of a plan. Several trusteed, noncontributory, single-employer defined benefit plans cover substantially all other employees.

INCOME TAXES: Income tax expense is based on revenue and expenses in the Statements of Income. Deferred income tax liabilities and assets are computed at current tax rates for temporary differences between the financial statement and income tax bases of assets and liabilities.

FAIR VALUES: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes and prepaid and other assets) and of debt instruments are reasonable estimates of their fair values. Real estate is carried at the lower of cost or fair value. Fair values are generally determined using the expected market value for the property, less sales costs. For residential units and lots held for sale, fair value is determined by reference to the sales of similar property, market studies, tax assessments and discounted cash flows. For commercial property, fair value is determined using recent comparable sales, tax assessments and cash flow analysis. A large portion of the Company's real estate is undeveloped land located in Hawaii. This land has a cost basis which averages approximately $150 per acre, a value which is much lower than fair value.

FUTURES CONTRACTS: Realized and unrealized gains and losses on commodity futures contract hedges are recorded in inventory and subsequently charged to cost of sales when the related inventory is sold. These amounts are not significant.

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations or events, and which do not contribute to current or future revenue generation, are charged to expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Future actual amounts could differ from those estimates.

RECLASSIFICATIONS: Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

RESTATEMENTS: The financial statements for all periods presented have been restated to reflect the sale of certain net assets of the Company's container leasing segment, as described in Note 2.

2.  DISCONTINUED OPERATIONS

In June 1995, the Company sold the net assets of its container leasing subsidiary, Matson Leasing Company, Inc., for approximately $362 million in cash, and realized an after-tax gain of $18 million. Sales and gross profit of the discontinued operation were $35,251,000 and $14,762,000, respectively, in 1995.

3.  INVESTMENTS

At December 31, 1997 and 1996, investments principally consisted of marketable equity securities, limited partnership interests and purchase-money mortgages.

The marketable equity securities are classified as "available for sale" and are stated at quoted market values. The unrealized holding gains on these securities, net of deferred income taxes, have been recorded as a separate component of Shareholders' Equity.

The components of the net unrealized holding gains at December 31, 1997 and 1996 were as follows (in thousands):

                                               1997            1996
---------------------------------------------------------------------
Market value                                 $ 96,597         $85,796
Less historical cost                            9,851           9,966
---------------------------------------------------------------------
Unrealized holding gains                       86,746          75,830
Less deferred income taxes                     31,602          27,625
---------------------------------------------------------------------
Net unrealized holding gains                 $ 55,144         $48,205
=====================================================================

The investments in limited partnership interests and purchase-money mortgages are recorded at cost, which approximated market values, of $6,216,000 and $5,806,000 at December 31, 1997 and 1996, respectively. The purchase money mortgages are intended to be held to maturity. The value of the underlying investments of the limited partnership interests are assessed annually and are approximately equal to the original cost.

See Note 4 for a discussion of market values of investments in the Capital Construction Fund.

4.  CAPITAL CONSTRUCTION FUND

A subsidiary is party to an agreement with the United States Government which established a Capital Construction Fund (CCF) under provisions of the Merchant Marine Act, 1936, as amended. The agreement has program objectives for the acquisition, construction or reconstruction of vessels and for repayment of existing vessel indebtedness. Deposits to the CCF are limited by certain applicable earnings. Such deposits are Federal income tax deductions in the year made; however, they are taxable, with interest payable from the year of deposit, if withdrawn for general corporate purposes or other non-qualified purposes, or upon termination of the agreement. Qualified withdrawals for investment in vessels having adequate tax bases do not give rise to a current tax liability, but reduce the depreciable bases of the vessels or other assets for income tax purposes.

Amounts deposited into the CCF are a preference item for calculating Federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from the date of deposit, will be treated as non-qualified withdrawals over the subsequent five years. As of year-end, the oldest CCF deposits date from 1994. Management believes that all amounts on deposit in the CCF at the end of 1997 will be used or committed for qualified purposes prior to the expiration of the applicable 25-year periods.

Under the terms of the CCF agreement, the subsidiary may designate certain qualified earnings as "accrued deposits" or may designate, as obligations of the CCF, qualified withdrawals to reimburse qualified expenditures initially made with operating funds. Such accrued deposits to and withdrawals from the CCF are reflected on the balance sheet either as obligations of the Company's current assets or as receivables from the CCF.

The Company has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses on the Balance Sheets or Statements of Income. The long-term nature of the CCF program supports the Company's intention to hold these investments to maturity.

At December 31, 1997 and 1996, the balances on deposit in the CCF are summarized in Table 1.


TABLE 1 (In thousands)
---------------------------------------------------------------------------------------------------------
                                               1997                                 1996
---------------------------------------------------------------------------------------------------------

                                  Amortized    Fair      Unrealized    Amortized    Fair      Unrealized
                                    Cost       Value     Gain (Loss)      Cost      Value     Gain (Loss)
---------------------------------------------------------------------------------------------------------

Mortgage-backed securities        $ 69,451    $ 68,738     $  (713)    $ 84,642    $ 80,871     $(3,771)
Cash and cash equivalents           69,159      69,159        -          92,318      92,318        -
Accrued deposits                    10,000      10,000        -           1,656       1,656        -
-------------------------------------------------------------------------------------------------------
Total                             $148,610    $147,897     $  (713)    $178,616    $174,845     $(3,771)
=======================================================================================================


Fair value of the mortgage-backed securities ("MBS") was determined by an outside investment management company, based on the experience of trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter.

At the end of 1997, the fair value of the Company's investments in MBS is less than amortized cost, due to interest rate sensitivity inherent in the fair value determination of such securities. While an unrealized market loss exists, the Company intends to hold these investments to maturity, which ranges from 2005 through 2028. The MBS have a weighted average life of approximately
5.6 years.  The Company earned $5,897,000 in 1997, $6,838,000 in 1996 and
$7,655,000 in 1995 on its investments in MBS.

Fair values of the remaining CCF investments were based on quoted market prices, if available. If a quoted market price was not available, fair value was estimated using quoted market prices of similar securities and investments. These remaining investments mature in 1998.

During 1997 and 1996, there were no sales of securities classified as "held-to-maturity" included in the CCF.

5.  EMPLOYEE BENEFIT PLANS

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $5,828,000 in 1997, $5,552,000 in 1996 and $5,903,000 in 1995. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements must be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor paid or cargo volume. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

The multi-employer plans are subject to the plan termination insurance provisions of the Employee Retirement Income Security Act of 1974, as amended, and are paying premiums to the Pension Benefit Guarantee Corporation (PBGC). The statutes provide that an employer which withdraws from or significantly reduces its contribution obligation to a multi-employer plan generally will be required to continue funding its proportional share of the plan's unfunded vested benefits.

Under special rules approved by the PBGC and adopted by the Pacific Coast longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $2,896,000 for the year ended December 31, 1997, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.

The net pension benefit and components for 1997, 1996 and 1995, of single-employer defined benefit pension plans, which cover substantially all other employees, were as follows (in thousands):

                                                1997       1996       1995
---------------------------------------------------------------------------
Service cost--benefits earned
  during the year                            $  6,692   $  6,326   $  6,210
Interest cost on projected benefit
  obligations                                  23,807     23,295     21,785
Actual return on plan assets                  (84,027)   (47,980)   (78,713)
Net amortization and deferral                  48,272     14,599     50,298
Curtailments and terminations                     412       (779)    (1,761)
---------------------------------------------------------------------------
Net pension benefit                          $ (4,844)  $ (4,539)  $ (2,181)
===========================================================================

The funded status of the single-employer plans at December 31, 1997 and 1996 was as follows (in thousands):

                                                         1997        1996
---------------------------------------------------------------------------
Actuarial present value of benefit obligations:
    Vested benefits                                   $ 310,593   $ 284,755
    Non-vested benefits                                   9,395       8,415
---------------------------------------------------------------------------
Accumulated benefit obligations                         319,988     293,170
Additional amounts related to projected
    compensation levels                                  34,895      32,925
---------------------------------------------------------------------------
Projected benefit obligations                           354,883     326,095
Plan assets at fair value                               443,248     380,909
---------------------------------------------------------------------------
Excess of plan assets over
    projected benefit obligations                       (88,365)    (54,814)
Prior service costs to be recognized in future
    years                                                (5,707)     (3,518)
Unrecognized actuarial net gain                          91,011      59,119
Unrecognized net asset at
    January 1, 1987 (being amortized over
    periods of 4 to 15 years)                             1,869       2,864
---------------------------------------------------------------------------
Accrued pension liability (asset)                     $  (1,192)  $   3,651
===========================================================================

At December 31, 1997 and 1996, the projected benefit obligations were determined using a discount rate of 7.25 percent and 7.5 percent, respectively, and assumed increases in future compensation levels of 4.25 percent and 4.5 percent, respectively. The expected long-term rate of return on assets was 9 percent for 1997 and 1996. The assets of the plans consist principally of listed stocks and bonds. Gains and losses are amortized using the minimum method allowed by Statement of Financial Accounting Standards (SFAS) No. 87.

Contributions are determined annually for each plan by the Company's pension administrative committee, based upon the actuarially determined minimum required contribution under ERISA and the maximum deductible contribution allowed for tax purposes. For the plans covering employees who are members of collective bargaining units, the benefit formulas are determined according to the collective bargaining agreements, either using career average pay as the base or a flat dollar amount per year of service. The benefit formulas for the remaining defined benefit plans are based on final average pay.

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $10,654,000 and $9,844,000 at December 31, 1997 and 1996, respectively.

6.  POST-RETIREMENT BENEFIT PLANS

The Company has plans that provide certain retiree health care and life insurance benefits to substantially all salaried and to certain hourly employees. Employees are generally eligible for such benefits upon retirement and completion of a specified number of years of credited service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future. Certain groups of retirees pay a portion of the benefit costs.

The net periodic cost for post-retirement health care and life insurance benefits during 1997, 1996 and 1995 included the following (in thousands):

                                           1997       1996      1995
---------------------------------------------------------------------
Service cost                             $ 1,310   $  1,351   $ 1,512
Interest cost                              6,250      6,605     7,031
Net amortization                          (6,683)    (2,016)   (1,524)
Curtailment gain                            -        (2,476)   (2,045)
---------------------------------------------------------------------
Post-retirement benefit cost             $   877   $  3,464   $ 4,974
=====================================================================

The unfunded accumulated post-retirement benefit obligations at December 31, 1997 and 1996 are summarized below (in thousands):

                                               1997             1996
----------------------------------------------------------------------
Retirees                                     $ 52,668         $ 54,951
Fully-eligible active plan participants        12,120           10,865
Other active plan participants                 26,324           27,780
Unrecognized prior service cost                 3,824            3,643
Unrecognized net gain                          22,353           24,518
----------------------------------------------------------------------
Accumulated post-retirement benefit
  obligations                                 117,289          121,757
Current obligation                              5,164            5,710
----------------------------------------------------------------------
Non-current obligation                       $112,125         $116,047
======================================================================

At December 31, 1997 and 1996, the weighted average discount rates used in determining the accumulated post-retirement benefit obligations were 7.25 percent and 7.5 percent, respectively, and the assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligations was 10 percent through 2001, decreasing to 5 percent thereafter. For 1997, gains and losses are being amortized over five years. For 1996 and previous years, gains and losses were amortized using the minimum method allowed by SFAS No.
106. This change did not significantly affect financial results for 1997. If the assumed health care cost trend rate were increased by one percentage point, the accumulated post-retirement benefit obligation as of December 31, 1997 and 1996 would have increased by approximately $11,113,000 and $11,105,000, respectively, and the net periodic post-retirement benefit cost for 1997 and 1996 would have increased by approximately $1,172,000 and $1,208,000, respectively.

7.  LONG-TERM DEBT, CREDIT AGREEMENTS

At December 31, 1997 and 1996, long-term debt consisted of the following (in thousands):

                                                  1997       1996
-------------------------------------------------------------------
Commercial paper, 1997 high 6.70%, low 5.15%    $130,852   $225,632
Bank variable rate loans (1997 high 6.325%,
  low 5.570%) due after 1997                      41,500     22,000
Term loans:
  7.18%, payable through 2007                     67,500     75,000
  8%, payable through 2000                        27,500     37,500
  9.05%, payable through 1999                     14,815     21,285
  9.8%, payable through 2004                      14,583     16,667
  9%, payable through 1999                        10,588     15,882
  7.43%, payable through 2007                     15,000     15,000
  7.65%, payable through 2001                     10,000     10,000
  11.78%, repaid in 1997                            -           618
-------------------------------------------------------------------
     Total                                       332,338    439,584
Less current portion                              24,453     31,966
Commercial paper classified as current            17,000     62,000
-------------------------------------------------------------------
Long-term debt                                  $290,885   $345,618
===================================================================

VARIABLE RATE LOANS: The Company and a subsidiary have a revolving credit and term loan agreement with five commercial banks, whereby they may borrow up to $155,000,000, under revolving loans to November 30, 1999, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 16 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 1997 and 1996, $25,000,000 and $15,000,000, respectively, were outstanding under this agreement.

The Company and a subsidiary have an uncommitted $45,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends to November 30, 1998, but may be canceled by the bank at any time. At
December 31, 1997 and 1996, $11,500,000 and $7,000,000, respectively, were outstanding under this agreement.

The Company and a subsidiary have an uncommitted $25,000,000 revolving credit agreement with a commercial bank. The agreement extends to September 8, 2000. At December 31,1997, $5,000,000 was outstanding under this agreement. No amount was outstanding at December 31, 1996.

A subsidiary has a $50,000,000 one-year revolving credit agreement with a two-year term option. Up to $25,000,000 of this agreement serves as a commercial paper liquidity back-up line, with the balance available for general corporate funds. At December 31, 1997 and 1996, there were no amounts outstanding under this agreement.

A subsidiary has an uncommitted $15,000,000 revolving credit agreement with a commercial bank. The Agreement extends to November 28, 2000. At December 31, 1997 and 1996, there were no amounts outstanding under this agreement.

TERM LOAN: The Company and a subsidiary have a shelf facility under which they may borrow up to $50,000,000 in $5,000,000 term loan increments. At December 31, 1997 and 1996, $15,000,000 had been borrowed.

COMMERCIAL PAPER: At December 31, 1997, there were two commercial paper programs. The first program was used by a subsidiary to finance the construction of a vessel, which was delivered in 1992. At December 31, 1997, $99,852,000 of commercial paper notes was outstanding under this program. Maturities ranged from 3 to 34 days. The borrowings outstanding under this program are classified as long-term, because the subsidiary intends to continue the program and, eventually, to repay the borrowings with qualified withdrawals from the Capital Construction Fund.

The second commercial paper program is used by a subsidiary to fund the purchases of sugar inventory from Hawaii sugar growers and to provide working capital for sugar refining and marketing operations. At December 31, 1997, $31,000,000 of commercial paper notes was outstanding under this program. Maturities ranged from 22 to 26 days. The interest cost and certain fees on the borrowings relating to sugar inventory advances to growers are reimbursed by the growers. Of the total commercial paper borrowing outstanding at December 31, 1997, $17,000,000 was classified as current. The commercial paper is supported by a $100,000,000 backup revolving credit facility with five commercial banks. Both the commercial paper program and the backup facility are guaranteed by the subsidiary's parent and by the Company.

LONG-TERM DEBT MATURITIES: At December 31, 1997, maturities and planned prepayments of all long-term debt during the next five years totaled $24,453,000 for 1998, $32,616,000 for 1999, $19,583,000 for 2000, $17,083,000
for 2001 and $9,583,000 for 2002.

8.  LEASES

THE COMPANY AS LESSEE: Various subsidiaries of the Company lease a vessel and certain land, buildings and equipment under both capital and operating leases. Capital leases include one vessel leased for a term of 25 years ending in 1998; containers, machinery and equipment for terms of 5 to 12 years expiring through 1998; and a wastewater treatment facility in California, the title to which will revert to a subsidiary in 2002. Principal operating leases cover office and terminal facilities for periods which expire between 1998 and 2026. Management expects that in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $45,560,000, $45,559,000 and $46,680,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Contingent rents and income from sublease rents were not significant.

Assets recorded under capital lease obligations and included in property at December 31, 1997 and 1996 were as follows (in thousands):

                                                         1997      1996
-------------------------------------------------------------------------
Vessel                                                  $55,253   $55,253
Machinery and equipment                                  42,039    42,468
-------------------------------------------------------------------------
   Total                                                 97,292    97,721
Less accumulated amortization                            95,866    90,462
-------------------------------------------------------------------------
Property under capital leases--net                      $ 1,426   $ 7,259
=========================================================================

Future minimum payments under all leases and the present value of minimum capital lease payments as of December 31, 1997 were as follows (in thousands):

                                                       Capital   Operating
                                                        Leases     Leases
--------------------------------------------------------------------------
1998                                                   $ 11,081   $ 27,539
1999                                                        609     17,321
2000                                                        578     14,448
2001                                                        547     12,412
2002                                                        516     11,705
Thereafter                                                 -        90,191
--------------------------------------------------------------------------
Total minimum lease payments                             13,331   $173,616
Less amount representing interest                         1,299   ========
---------------------------------------------------------------
Present value of future minimum payments                 12,032
Less current portion                                     10,032
---------------------------------------------------------------
Long-term obligations at December 31, 1997             $  2,000
===============================================================

A subsidiary is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000, is due in 2013. An accrued liability of $8,257,000 and $7,713,000 at December 31, 1997 and 1996, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

THE COMPANY AS LESSOR: Various Company subsidiaries lease land, buildings and land improvements under operating leases. The historical cost of and accumulated depreciation on leased property at December 31, 1997 and 1996 were as follows (in thousands):

                                                          1997      1996
--------------------------------------------------------------------------
Leased property                                         $267,569  $246,802
Less accumulated amortization                             47,253    42,722
--------------------------------------------------------------------------
Property under operating leases--net                    $220,316  $204,080
==========================================================================

Total rental income under these operating leases for the three years ended December 31, 1997 was as follows (in thousands):

                                               1997       1996       1995
---------------------------------------------------------------------------
Minimum rentals                              $ 35,535   $ 34,556   $ 28,164
Contingent rentals (based on sales volume)      1,048      1,232        880
---------------------------------------------------------------------------
Total                                        $ 36,583   $ 35,788   $ 29,044
===========================================================================

Contingent rentals are based on sales volume.

Future minimum rental income on non-cancelable leases at December 31, 1997 was as follows (in thousands):

                                             Operating
                                                Leases
-------------------------------------------------------
1998                                         $  23,057
1999                                            19,960
2000                                            16,288
2001                                            13,738
2002                                            11,525
Thereafter                                     130,618
------------------------------------------------------
Total                                        $ 215,186
======================================================

9.  INCOME TAXES

The income tax expense for the three years ended December 31, 1997 consisted of the following (in thousands):

                                               1997       1996       1995
---------------------------------------------------------------------------
Current:
   Federal                                   $ 30,181   $ 23,549   $(23,833)
   State                                        2,476      4,779        403
---------------------------------------------------------------------------
     Total                                     32,657     28,328    (23,430)
Deferred                                       13,168     10,420     42,965
---------------------------------------------------------------------------
Income tax expense                           $ 45,825   $ 38,748   $ 19,535
===========================================================================

Total income tax expense for the three years ended December 31, 1997 differs from amounts computed by applying the statutory Federal rate to pre-tax income, for the following reasons (in thousands):

                                               1997       1996       1995
---------------------------------------------------------------------------
Computed income tax expense                  $ 44,525   $ 36,412   $ 18,184
State tax on income, less applicable
  Federal tax                                   3,732      2,605        326
Low-income housing credits                     (1,214)    (1,219)    (1,224)
Fair market value over cost of donations       (1,306)       (11)      -
Other-net                                          88        961      2,249
---------------------------------------------------------------------------
Income tax expense                           $ 45,825   $ 38,748   $ 19,535
===========================================================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1997 and 1996 were as follows (in thousands):

                                                          1997      1996
--------------------------------------------------------------------------
Accelerated depreciation                                $178,570  $171,815
Capital Construction Fund                                104,408   111,064
Tax-deferred gains on real estate transactions            77,784    73,890
Unrealized holding gains on securities                    31,602    27,625
Post-retirement benefits                                 (48,014)  (49,398)
Insurance reserves                                        (6,907)   (6,791)
Alternative minimum tax benefit                             -       (3,905)
Other-net                                                 12,907     8,905
--------------------------------------------------------------------------
Total                                                   $350,350  $333,205
==========================================================================

The Internal Revenue Service (IRS) has completed its audits of the Company's tax returns through 1991. No settlement had a material effect on the Company's financial position or results of operations. The IRS has commenced an audit of the Company's tax returns for 1992 through 1995. Management believes that the resolution of the current audit will not have a material effect on the Company's financial position or results of operations.

10.  CAPITAL STOCK AND STOCK OPTIONS

The Company has a stock option plan ("1989 Plan") under which key employees may be granted stock purchase options and stock appreciation rights. A second stock option plan terminated in 1993, but shares previously granted under the plan are still exercisable. Under the 1989 Plan, option prices may not be less than the fair market value of a share of the Company's common stock on the dates of grant, and each option generally becomes exercisable in-full one year after the date granted. Payment for options exercised, to the extent not reduced by the application or surrender of stock appreciation rights, may be made in cash or in shares of the Company's stock. If payment is made in shares of the Company's stock, the option holder may receive, under a reload feature of the 1989 Plan, a new stock option grant for the number of shares equal to that surrendered, with an option price not less than the fair market value of the Company's stock on the date of exercise. During 1997, new options to purchase 565,212 shares were granted under the 1989 Plan. This included reload options to purchase 57,132 shares.

The 1989 Plan also permits issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be fully vested upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plan. The number of incentive shares issued during 1997 or outstanding at the end of the year was not material.

The Company also has a Directors' stock option plan, under which each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the average fair market value of the shares for the five consecutive trading days prior to the grant date. Each option becomes exercisable six months after the date granted. During 1997, new options to purchase 21,000 shares were granted, options to purchase 15,000 shares were exercised and options to purchase 9,000 shares were canceled. At December 31, 1997, options to purchase 183,000 shares were outstanding under the plan.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost is recognized in the Company's income statement for stock option plans at the time grants are awarded. If the compensation costs for the 1989 Plan and the Directors' stock option plan had been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the after-tax cost for grants made in 1997, 1996 and 1995 would have been approximately $1,800,000, $900,000 and $1,300,000, respectively. Earnings per share for 1997, 1996 and 1995 would have declined by $0.04, $0.02 and $0.03, respectively.

Changes in shares under all option plans, for the three years ended December 31, 1997, were as follows:

                                                           Price Range
                                              Shares        Per Share
-----------------------------------------------------------------------

1995: Granted                                 551,800    $21.750-22.500
      Exercised                               (23,550)    17.375-24.750
      Canceled                               (385,531)    24.250-36.250
-----------------------------------------------------------------------
      Outstanding, December 31              2,586,751     17.375-37.875

1996: Granted                                 495,264     21.750-32.625
      Exercised                              (125,188)    17.375-24.750
      Canceled                                (15,800)    24.250-36.250
-----------------------------------------------------------------------
      Outstanding, December 31              2,941,027     17.375-37.875

1997: GRANTED                                 586,212     25.100-34.875
      EXERCISED                              (263,351)    17.375-24.750
      CANCELED                                (57,850)    24.750-37.875
-----------------------------------------------------------------------
      OUTSTANDING, DECEMBER 31
        (2,600,337 EXERCISABLE)             3,206,038    $21.750-37.875
=======================================================================

The Company has a Shareholder Rights Plan, designed to protect the interests of shareholders in the event an attempt is made to acquire the Company. The rights initially will trade with the Company's outstanding common stock and will not be exercisable absent certain acquisitions or attempted acquisitions of specified percentages of such stock. If exercisable, the rights generally entitle shareholders to purchase additional shares of the Company's stock or shares of an acquiring company's stock at prices below market value. If not renewed, the Plan will expire in 1998.

11.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 1997, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $84,222,000. However, there is no contractual obligation to spend this entire amount.

The Company has arranged for standby letters of credit of approximately $19,930,000 necessary to qualify as a self-insurer for state and federal workers' compensation liabilities. The Company also has other letters of credit outstanding for normal operating matters, which total approximately $3,958,000.

A subsidiary is a party, acting as the steam host, to a Steam Purchase Agreement with a developer which constructed and operates a cogeneration facility contiguous to the subsidiary's California refinery. The agreement provides that, during the 30-year period of the agreement, the subsidiary will receive steam necessary for refinery operations at a reduced price, compared to the market price of fuel which previously had to be purchased to generate its steam requirements.

A subsidiary is party to a long-term sugar supply contract with Hawaiian
Sugar & Transportation Cooperative (HSTC), a raw sugar marketing and transportation cooperative owned by the Company and by the other Hawaii sugar growers. Under the terms of this contract, the subsidiary is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The subsidiary made purchases of raw sugar totaling $126,629,000 and $190,188,000 under the contract during 1997 and 1996, respectively. The contract also requires that the subsidiary provide cash advances to HSTC prior to the physical receipt of the sugar at its refinery (see Note 7). Such advances are determined by the estimated raw sugar market prices. Amounts due to HSTC are credited against outstanding advances to HSTC upon delivery of raw sugar to the subsidiary's refinery.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

12.  INDUSTRY SEGMENTS

Industry segment information for 1997, 1996 and 1995, on page 24, is incorporated herein by reference. Segments are:

Ocean transportation -- carrying freight between various U.S. and Canadian West Coast, Hawaii and other Pacific ports, and providing terminal services.

Property development and management -- developing, managing and selling residential, commercial and industrial properties.

Food products -- growing, processing and marketing sugar, molasses and coffee, and generating and selling electricity.

As discussed in Note 2, the net assets of the container leasing segment were sold in 1995.

EXHIBIT B


ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
FINANCIAL DATA SCHEDULE
DECEMBER 31, 1997
(In thousands)

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED
FROM THE CONSOLIDATING BALANCE SHEET AND CONSOLIDATING INCOME
STATEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH
FINANCIAL STATEMENTS.

Item No.        Caption Heading
      1         Total Assets                    $1,704,798
      2         Total Operating Revenues        $1,233,344
      3         Net Income                         $81,387

February 26, 1998




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C.  20549

Re:  Form U-3A-2 - Alexander & Baldwin, Inc.
     and A&B-Hawaii, Inc. - SEC File No. 69-166
     ------------------------------------------


Gentlemen:

      Submitted herewith for filing is the joint and consolidated Statement of Alexander & Baldwin, Inc. and its wholly-owned subsidiary, A&B-Hawaii, Inc., on Form U-3A-2 claiming an exemption under Rule U-2 from the provisions of the Public Utility Holding Company Act of 1935. This filing is being made by direct transmission to the Commission's EDGAR system, and is being filed jointly pursuant to oral authorization to file on a joint and consolidated basis received from the Commission on February 21, 1990.

                                    Very truly yours,

                                    /s/ Francis K. Mukai
                                    Assistant General Counsel